Page 73 of 76 Pages

                                                                   PRESS RELEASE


                               THE WET SEAL, INC.
                            BOARD ADOPTS RIGHTS PLAN

               Irvine, California, August 25, 1997, Young women's apparel retailer, The Wet Seal, Inc. (NASDAQ: WTSLA), announced today that its Board of Directors has adopted a Rights Plan designed to protect company stockholders in the event of takeover action that would deny them the full value of their investment.

               Terms of the rights plan provide for a dividend distribution of one right for each share of The Wet Seal, Inc. Common Stock to holders of record at the close of business on August 29, 1997. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 12 percent or more of The Wet Seal, Inc.'s voting stock, or if a party announces an offer to acquire 20 percent or more of Wet Seal's voting stock. Unless earlier redeemed, rights will expire on August 29, 2007. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $73.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either Wet Seal stock or shares in an "acquiring entity" at half of market value. Details of the new Rights Plan will be outlined in a letter to be mailed to stockholders.

               Wet Seal generally will be entitled to redeem the rights at $0.01 per right at any time until the tenth day following the acquisition of a 12 percent position in its voting stock.

               Commenting on the Rights Plan, Kathy Bronstein, Vice Chairman and Chief Executive Officer of the Company, said that the Board of Directors is presently not aware of any hostile effort to acquire control of the Company. She stated that the Board of Directors believes that the Rights Plan represents a


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sound and  reasonable  means of  safeguarding  the  interests  of the  Company's
stockholders,   as  the  plan  is  designed  to  protect  the  Company  and  its stockholders against unfair takeover tactics that could deprive stockholders from realizing full value on their investments in Wet Seal. Ms. Bronstein further commented that the Rights Plan is similar to those adopted by a number of other companies.

               The Wet Seal, Inc., a specialty retailer of moderately priced fashionable apparel for young women, is headquartered in Irvine, California. The Company currently operates 368 stores in 34 states and Puerto Rico.